SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Announces Closing of Olivia's Acquisition

Grand Cayman, Cayman Islands, Jan. 03, 2022 – Nu Holdings Ltd. (NYSE: NU | B3: NUBR33) announces that it has completed on January 3, 2022 the acquisition of 100% of the capital stock of Olivia AI, Inc. and, indirectly, of Olivia AI do Brasil Instituição de Pagamento Ltda. (together with Olivia AI, Inc., "Olivia").

The platform and services provided by Olivia will be integrated with the products and services offered by Nubank. In addition, Olivia's strategic capabilities in data science and its highly specialized team will enable Nubank Group to continue creating and offering new products based on artificial intelligence.

Contacts:

Investor Contact:

Federico Sandler

ir@nubank.com.br

Media Contact:

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Office

Date:  January 3, 2022